UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 001-14733

FORM 12b-25	CUSIP NUMBER 536797103
NOTIFICATION OF LATE FILING

(Check One): [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2007

[   ] Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:___________________________________________________

PART I—REGISTRANT INFORMATION

Lithia Motors, Inc.
Full Name of Registrant

Former Name if Applicable

360 East Jackson
Address of Principal Executive Office (Street and Number)

Medford, Oregon 97501
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

The Company, through an Audit Committee investigation, has undertaken a review of potential irregularities in the reporting of car sales to manufacturers for purposes of sales-volume-based incentive programs. The Audit Committee engaged special counsel to assist with the investigation after the Company’s internal audit group became aware of the irregularities.

The primary objectives of the external investigation are to determine the scope of any improper practices, the extent to which management encouraged or knew about such practices and the extent of any financial impact. As of March 17, 2008, special counsel, with the assistance of the Company’s internal audit group and an independent external accounting firm, has reviewed and analyzed data related to car sales at multiple store locations, reviewed related manufacturer auditing reports, conducted numerous employee interviews and analyzed the email traffic of certain dealership personnel as well as selected management personnel.

Prior to the external investigation, manufacturer audits were completed at two stores within the scope of the investigation, resulting in incentive charge-backs totaling approximately $107,400. At a third store, the improper conduct was detected internally and a $51,100 payment was reversed. The analysis to date with respect to the other stores has not identified any significant charge-backs; however, the investigation is not yet complete.

At the present time, the Company does not expect that the irregularities will have a material impact on the Company’s previously reported preliminary results. In addition, the investigation to date has not detected evidence that senior management encouraged or knew about the irregularities. However, the external investigation continues to review data which could change these conclusions.

Based upon information obtained during the investigation, a separate review is being conducted by the internal audit group and management to determine if the effective new and used sales date (cutoff) used for financial reporting purposes was in accordance with Generally Accepted Accounting Principles. The review has identified that in a limited number of circumstances, vehicle sale transactions have been reported on the Company’s books at the end of a period prior to the final sales contract being executed by the customer. This timing difference (recognition of revenue in one period vs. another) impact is not yet quantifiable; however, the total number of circumstances in which this has occurred is limited to a small percentage of transactions that occur at the end of each period.

The external investigation is not yet complete and special counsel has not issued a final report of its investigation. As a result, the Company could not complete its Annual Report on Form 10-K without unreasonable effort or expense because of the need to consider the impact of the results of the investigation, if any, on a number of Form 10-K items. As previously reported on a Form 8-K filed on February 20, 2008, because of the then ongoing review, year-end financial information released was and continues to be preliminary. The Company will file its Annual Report on Form 10-K as soon as practicable and expects to be able to do so within the fifteen day extension period provided for under SEC Rule 12b-25, but no assurances can be given.

Forward-Looking Statements

This filing includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including potential adverse findings from (i) the ongoing investigation, (ii) the Company's internal analysis, and (iii) the independent auditor's review of our financial statements. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its current knowledge of facts and other factors it believes are appropriate in the circumstances. We make forward-looking statements in this filing about the Company's expected manufacturer charge-backs and estimated number of transactions that will be affected by a change in the recognition of new and used vehicle sales income.

PART IV–OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Jeffrey B. DeBoer	541	776-6868
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934
or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
		[ X ]Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		[ ]Yes [ X ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LITHIA MOTORS, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2008	By	/s/ Kenneth E. Roberts
Kenneth E. Roberts, Assistant Secretary